UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.
Notice of Annual General Meeting

Under the Corporations Act of Australia, a shareholder must nominate an Australian company's independent auditor and a copy of this nomination must be provided to the company's shareholders together with the notice of annual meeting of shareholders.  The appointment of the independent auditors of an Australian company requires shareholder approval.

PricewaterhouseCoopers ("PWC") has been nominated by a shareholder of the Company to be appointed as the  Company's independent auditor.  The nomination and appointment of PWC as the Company's independent auditor was approved by the Company's Audit Committee and the Audit Committee recommends that PWC be appointed by the shareholders at the Company's 2006 Annual Meeting of Shareholders as the Company's independent registered public accountants.  The Company's Audit Committee will be responsible for the compensation of PWC if such appointment is approved.

Notice of Annual General Meeting

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:
Thursday, the 30th of November 2006

At:
10:30am

At:
Peppin Merino Room
Ground Floor
369 Royal Parade
Parkville, Victoria, 3052

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2006 ANNUAL GENERAL MEETING

Notice is given that the 2006 Annual General Meeting of Shareholders (the “Meeting”) of Prana Biotechnology Limited (the “Company”) will be held at 10.30am on Thursday the 30th of November, 2006 at the Company Head Office at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia.

BUSINESS

2006 ANNUAL FINANCIAL STATEMENTS
To present before the Meeting the Annual Financial Statements of the Company comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ending 30 June 2006.

RESOLUTIONS - ORDINARY BUSINESS

To consider and, if deemed advisable, to adopt the following resolutions as ordinary resolutions with or without amendment:

Resolution 1:	Re-Election of Prof. Colin Masters to Serve as a Director

“That Prof. Colin Masters, being a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be and hereby is re-elected a Director of the Company.”

Resolution 2:	Approval of Prior Issue of Securities to a Consultant
“That the Company approves the prior issue of 250,000 ordinary shares, that were issued pursuant to the terms described and set forth in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 3:	Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee

“That, the Company is hereby authorised to grant to Mr. Geoffrey Kempler or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 July, 2009 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 4:	Approval of Grant of Unquoted Options to Prof. Colin Masters or his nominee

“That, the Company is hereby authorised to grant to Prof. Colin Masters or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 July, 2009 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 5:	Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee

“That, the Company is hereby authorised to grant to Mr. Brian Meltzer or his nominee unlisted options to acquire 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 July, 2009 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 6:	Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee

“That, the Company is hereby authorised to grant to Dr George Mihaly or his nominee unlisted options to acquire 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 July, 2009 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 7:	Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee

“That, the Company is hereby authorised to grant to Mr. Peter Marks or his nominee unlisted options to acquire 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 July, 2009 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 8:	Approval of Grant of Unquoted Options to Mr. Richard Revelins or his nominee

“That, the Company is hereby authorised to grant to Mr. Richard Revelins or his nominee unlisted options to acquire 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 July, 2009 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 9:	Approval for Change of Auditor

“That, subject to ASIC approval, PricewaterhouseCoopers be hereby appointed external auditor of the company, replacing the incumbent auditor, Deloitte Touche Tohmatsu, and that proper professional fees be paid as remuneration to the new auditor.”

Resolution 10:	Non-Binding Adoption of Remuneration Report
“That, members hereby adopt the 2006 Remuneration Report as published in the Directors’ Report section of the Company’s 2006 Annual Report.”

Date:  Monday, 16th of October, 2006

By Order Of The Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

INFORMATION FOR SHAREHOLDERS

Voting Exclusion Statement

In accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

On resolution 2 by:
•	Professor Ashley Bush, and
•	An associate of that person/entity

On resolutions 3, 4, 5, 6 & 7 by:
•	The Director of the Company, and
•	An associate of that person/entity

On resolution 8 by:
•
The Company Secretary and a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed.; and

•	An associate of that person/entity

However, the Company need not disregard a vote if:

▪	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
▪	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXY FORM
SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd Suite 2, 1233 High Street Armadale Victoria 3143 Ph: (03) 9824 8166 Fx: (03) 9824 8161

Appointment of Proxy

I/We being members/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

This page has been intentionally left blank

Resolution 10:	Non-Binding Adoption of Remuneration Report

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

How to complete this Proxy Form

1	Your Name and Address
This is your name and address as it appears on the company’s share register. If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other then the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions
You must sign this form as follows in the spaces provided:

	Individual:	were the holding is in one name, the holder must sign.
	Joint Holding:	where the holding is more than one name, all the security holders should sign.
Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained form the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting on 10.30am on Thursday, 30 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Registered Office
Suite 2, 1233 High Street, Armadale Victoria 3143
PO Box 8046, Armadale Victoria 3143
Ph: 03 9824 8166
Fx: 03 9824 8161

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated 16th of October 2006, has been issued by Prana Biotechnology Limited (the “Company”). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of 2006 Annual General Meeting of the Company scheduled to be held on 30th November, 2006, to which this Explanatory Memorandum is attached. This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2006 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum. Certain Directors withhold their recommendation in regard to specific resolutions, where the passing of the specific resolution may result in a benefit to that Director, in accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, as detailed in the Voting Exclusion Statement that forms part of the Notice of Meeting.

Presentation of 2006 Annual Financial Statements

The 2006 Annual Financial Statements of the Company will be presented to the shareholders at the Meeting, in accordance with the Australian Corporations Act 2001. Shareholders will be given the opportunity to ask the Board of Directors and a representative of the accounting firm that audited the Company’s Financial Statements questions in respect of the 2006 Annual Financial Statements.

Resolutions - Ordinary Business

Resolution 1.        Re-Election of Prof. Colin Masters to Serve as a Director

At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company’s Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Prof. Colin Masters has served as a director of our company since December 1999. Prof. Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since such time, Prof. Masters has held many senior scientific research positions predominantly in the area of Alzheimer’s disease research and is currently a professor and Head of the Department of Pathology at the University of Melbourne. Professor Masters is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Prof. Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Prof. Masters has a B.Med.Sci. degree with Honours, and M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path(Aust), F.A.A. degree, all from the University of Western Australia.

Resolution 2.        Approval of Previous Issue of Securities to a Consultant

According to ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the Company within a 12 month period without shareholder approval. ASX Listing Rule 7.4 provides for a Company to refresh its 15% capacity by obtaining subsequent approval for a prior issue of securities, as long as at the time of the issue, the Company did not breach ASX Listing Rule 7.1. As such, the Company is seeking shareholder approval of the prior issue of ordinary shares under Resolution 2 in order to have the flexibility to issue up to 15% of the Company’s share capital in a rolling 12 month period.

The Company was originally established to develop and commercialize Prof. Bush’s findings that toxicity associated with Alzheimer’s disease is due to aberrant behaviour by metals in the brain, namely zinc and copper, binding to proteins. Prof. Bush has been an integral part of the Company since it was founded in 1997. His demonstration of a long-term commitment to the Company, in addition to the successful clinical trial of our first compound for the treatment of Alzheimer’s disease, reinforces the Company’s belief that Prof. Bush’s contribution to the Company is essential in its mission to develop therapeutic drugs designed to treat this malignant condition.

On February 25 2004, the Company announced that it had entered into a new consultancy agreement with Professor Ashley Bush MD, PhD, of Harvard Medical School, under which Prof. Bush agreed to provide the Company with consulting services for a period of ten years. Under the agreement, Prof. Bush can apply for and purchase shares in Prana in accordance with the following tables:

“Milestone	Achievement Criterion	Tranche of shares to vest in the consultant
1	Publication of the results of a phase II clinical trial concerning Clioquinol in a learned scientific journal	1,250,000 shares (25% of total entitlement)
2
The licensing by Prana (or an entity owned or controlled by Prana ) of Clioquinol (or another drug developed, identified, discovered or invented by the Consultant and in which Prana (or an entity owned or controlled by Prana) owns the intellectual property rights) to a third party pharmaceutical company
2,000,000 shares (40% of total entitlement)
3
Upon peer review publication of a proof of principle report of a phase II clinical trial of a drug discovered or invented by the Consultant and in which Prana (or an entity owned or controlled by Prana) owns the intellectual property rights
1,750,000 shares (35% of total entitlement)

After an Achievement Criterion is achieved	When shares become available for purchase by the Consultant:

The consultant is then able, each 6 months after an Achievement Criterion is achieved (each such six month date being called a “Share Acquisition Date”, to purchase an aliquot (several) of 250,000 shares (representing 5% of the Consultant’s maximum entitlement under the Share Acquisition Package), at the Prevailing Exercise Price.

The “Prevailing Exercise Price” is the price that is ten per cent below the mean market price for Prana’s shares in the period of 30 days before any Share Acquisition Date.”

In December 2003, the first milestone “Publication of the results of a phase II clinical trial concerning Clioquinol in a learned scientific journal” was met. On 31 August 2006, Prof. Bush purchased from the Company 250,000 shares at a price of $0.1725 per share.

Funds raised by the issue of shares will be applied to the Company’s working capital requirements.

GENERAL OPTION TERMS

In regards to all options mentioned in Resolutions 3, 4, 5, 6, 7 & 8, the following general terms apply:

•
There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. The Company will ensure that options holders will be allowed at least 10 business days notice to allow for the conversion of options prior to the Record Date in relation to any offer of securities made to shareholders.

•
In the event of any reconstruction (including consolidation, sub division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of options or the exercise price of the options or both shall be reconstructed in accordance with the Listing Rules.

In regards to all options mentioned in Resolutions 3, 4, 5, 6 & 7, the following general terms apply:

•
The directors, Mr Geoffrey Kempler, Prof. Colin Masters, Mr Brian Meltzer, Dr George Mihaly and Mr Peter Marks or their nominee are entitled to participate in the 2004 Employees’, Directors’ & Consultants’ Share & Option Plan (“2004 ASX Plan”) as set out in resolution 3 to 7 following shareholder approval.

•
Approval is sought under ASX Listing Rule 10.14, which does not permit an entity to allow a director of an entity, an associate of a director of an entity or a person with such a relationship to the entity or a director of the entity that approval should be sought, to acquire securities under the employee incentive scheme without shareholder approval.

•	Under ASX Listing Rule 10.15A.8 the equity proposed to be issued (options) will not be issued (any options) unless shareholder approval is obtained.

•
Under ASX Listing Rule 10.15A.4 the 2004 ASX Plan and 2004 ADS Plan (“Plans”) was first approved at the 2004 AGM. At the 2005 AGM the number of securities that can be issued under the Plans was increased to 22 million.

At the date of this notice, 428,439 shares, 4,777,500 options over ordinary shares and 380,000 options over ADRs (1 ADR equals 10 ordinary shares) have been issued under the Plans, leaving a remaining balance of 12,844,061 ordinary shares that can be issued. Since the 2005 AGM, 1,000,000 options were issued to a Director, Colin Masters (approved at the 2005 AGM resolution 6) and 300,000 options were issued to a Director, Peter Marks (approved at the 2005 AGM resolution 7) under the 2004 ASX Plan.

Resolution 3.        Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee

In recognition of Mr. Geoffrey Kempler’s industry experience, skills and in order to provide to him a short term incentive to retain his industry experience, be industry competitive and recognize this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Kempler or his nominee 1,000,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 July 2009. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of AU$0.80 for five consecutive trading days. Further, under the terms of this option grant, Mr. Kempler or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

Resolution 4.        Approval of Grant of Unquoted Options to Professor Colin Masters or his nominee

In recognition of Prof. Colin Masters’ industry experience, skills and in order to provide to him a short term incentive to retain his industry experience, be industry competitive and recognize this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Prof. Masters or his nominee 1,000,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 July 2009. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. In addition, the vesting terms will provide that these options may not be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of AU$0.80 for five consecutive trading days. Further, under the terms of this option grant, Prof. Masters or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the director within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

The grant of options to Prof. Masters is subject to Resolution 1 being approved with or without amendment.

Resolution 5.        Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee

In recognition of Mr. Brian Meltzer’s industry experience, skills and in order to provide to him a short term incentive to retain his industry experience, be industry competitive and recognize this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Meltzer or his nominee 300,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 July 2009. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. In addition, the vesting terms will provide that these options may not be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of AU$0.80 for five consecutive trading days. Further, under the terms of this option grant, Mr. Meltzer or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

Resolution 6.        Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee

In recognition of Dr. George Mihaly’s industry experience, skills and in order to provide to him a short term incentive to retain his industry experience, be industry competitive and recognize this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Dr. Mihaly or his nominee 300,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 July 2009. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of AU$0.80 for five consecutive trading days. Further, under the terms of this option grant, Dr. Mihaly or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

Resolution 7.        Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee

In recognition of Mr. Peter Marks’ industry experience, skills and in order to provide to him a short term incentive to retain his industry experience, be industry competitive and recognize this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Marks or his nominee 300,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 July 2009. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of AU$0.80 for five consecutive trading days. Further, under the terms of this option grant, Mr. Marks or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

Resolution 8.        Approval of Grant of Unquoted Options to Mr. Richard Revelins or his nominee

In recognition of Mr. Richard Revelins’ industry experience, skills and in order to provide to him a short term incentive to retain his industry experience, be industry competitive and recognize this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 7.1, to issue to Mr. Revelins or his nominee 300,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 July 2009. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan

The options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of AU$0.80 for five consecutive trading days. Further, under the terms of this option grant, Mr. Revelins or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing company secretary within three years from the date of the Meeting.

The options to be issued under resolutions 3, 4, 5, 6 ,7 and 8 have been valued using the Barrier Model as follows:

Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.50
Barrier: $0.80
Days to Expiry: 1032
Volatility: 121.9%
Risk-free Interest Rate: 5.81%
Expected Dividends: $0.00
Option Price: $0.48

This calculation is based on inputs at 3 October 2006. The value under accounting standards will be calculated based on inputs at the date of issue.

Resolution 9.        Approval for Change of Auditor

The Audit Committee have made a recommendation, endorsed by the Board, that subject to ASIC approval, Deloitte Touche Tohmatsu be replaced as external auditor of the Company. PricewaterhouseCoopers has been nominated by a Member of the Company to be the external auditor.

A copy of the nomination accompanies this Notice of Meeting.

Resolution 10.      Non-Binding Adoption of Remuneration Report

Pursuant to the Corporations Act 2001 the Annual General Meeting of a listed company must propose a resolution that the Remuneration Report be adopted. Also pursuant to the Corporation Act, the vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 10 is to lay before the Shareholders the Company’s Non-binding Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2006.

Friday, 29 September 2006

The Directors
Prana Biotechnology Limited
Suite 2,
1233 High Street
Armadale, Victoria. 3122

Dear Mr. Kempler,

I nominate PricewaterhouseCoopers, a Registered Audit Company with the Australian Securities & Investments Commission, to assume the role of Company Auditor for Prana Biotechnology Ltd from Deloitte Touche Tohmatsu.

Yours faithfully

Peter Vaughan
Member of Prana Biotechnology Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date:  October 18, 2006